UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

THE WESTAIM CORPORATION

(Exact name of Registrant as specified in its charter)

Alberta, Canada (State of incorporation or organization)	Not Applicable (I.R.S. Employer Identification No.)

1010 Sun Life Plaza I, West Tower, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4 Canada

(Address of Registrant’s principal executive offices)                                   (zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box     ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box     ☑

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered Not Applicable	Name of Each Exchange on Which Each Class is to be Registered Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Share Purchase Rights

(Title of Class)

Item 1. Description of Registrants Securities to be Registered.
Item 2. Exhibits.
SIGNATURE
Shareholder Rights Plan Agreement

Item 1.     Description of Registrant’s Securities to be Registered.

     The Board unanimously approved a Shareholder Rights Plan (the “Rights Plan”) on February 19, 2004. The Rights Plan is contained in an agreement entered into with Computershare Trust Company of Canada dated as of March 10, 2004 (the “Shareholder Rights Plan Agreement”) and became effective on March 10, 2004. The Rights Plan was approved by the Shareholders at the Corporation’s annual meeting on May 5, 2004.

     Purpose of the Shareholder Rights Plan

     The Corporation has established a Rights Plan, the purpose of which is to provide Shareholders and the Board with sufficient time to consider any take-over bid made for the common shares of the Corporation (the “common shares”) and to allow a reasonable period of time for the Board to explore and develop alternatives to maximize Shareholder value.

     The Board believes that the implementation of the Rights Plan will encourage persons seeking to acquire control of the Corporation to do so by means of a public take-over bid or offer available to all Shareholders. The Board further believes that the Rights Plan will discourage unfair, coercive bid tactics and strategies that do not treat all Shareholders equally and fairly.

     The Rights Plan was not adopted in response to, or in anticipation of, any specific acquisition proposal. As of the date hereof, the Board was not aware of any third party considering or preparing any proposal to acquire control of the Corporation. It was not the intention of the Board in adopting the Rights Plan to secure the continuance of office of the existing members of the Board or to avoid an acquisition of control of the Corporation in a transaction that is fair and in the best interests of the Shareholders. The rights of Shareholders under existing law to seek a change in the management of the Corporation or to influence or promote action of management in a particular manner will not be affected by the Rights Plan. The adoption of the Rights Plan does not affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation and the Shareholders.

     The Board believes that the Rights Plan will not adversely limit the opportunity for Shareholders to dispose of their shares through a take-over bid for the Corporation which provides fair value to all Shareholders. The Board will continue to be bound to consider fully and fairly any take-over bid for common shares and to discharge its responsibilities with a view to the best interests of the Shareholders.

     The provisions of the Rights Plan relating to Permitted Bids, which are described below under “Summary of the Plan — Permitted Bid Requirements” will permit Shareholders to tender to a take-over bid which is a take-over bid permitted by the Rights Plan (a “Permitted Bid”) regardless of the views of the Board as to the acceptability of the bid. If an acquiror determines not to meet the requirements of a Permitted Bid, then the Board may, through the opportunity to negotiate with the acquiror, be able to influence the fairness of the terms of the take-over bid. Shareholders are advised that the adoption of the Rights Plan may preclude the consideration or acceptance of offers which do not meet the requirements of a Permitted Bid.

     Summary of the Plan

     A summary of the principal terms of the Rights Plan is set forth below.

     Effective Date. The effective date of the Rights Plan is March 10, 2004 (the “Effective Date”).

     Term. Six years, subject to ratification by the Shareholders at the Meeting and to reconfirmation by Shareholders at the third annual meeting thereafter.

     Shareholder Approval. The Rights Plan was approved by a majority of the votes cast at the Corporation’s annual meeting on May 5, 2004.

     Issue of Rights. On the Effective Date, one right (a “Right”) was issued and attached to each common share outstanding and will attach to each common share subsequently issued.

     Rights Exercise Privilege. The Rights will separate from the common shares and will be exercisable eight business days (or such later date as the Board may determine) (the “Separation Time”) after a person has acquired, or commences or publicly announces or discloses its intention to commence a take-over bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a Permitted Bid. The acquisition by any person (an “Acquiring Person”) of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a Flip-in Event. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Upon the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $200 worth of common shares for $100 (i.e. at a 50% discount). The issue of the Rights is not initially dilutive; however, upon a Flip-in Event occurring and the Rights separating from the common shares, reported earnings per common share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

     Certificates and Transferability. Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued from and after the Effective Date and will not be transferable separately from the common shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the common shares.

     Permitted Bid Requirements. The requirements for a Permitted Bid include the following:

     (a) the take-over bid must be made by way of a take-over bid circular;

     (b) the take-over bid must be made to all holders of common shares;

     (c) the take-over bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60-day period and only if at such time more than 50% of the common shares held by Shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (collectively, the “Independent Shareholders”) have been tendered to the take-over bid and not withdrawn;

     (d) if more than 50% of the common shares held by Independent Shareholders are tendered to the take-over bid within the 60-day period, then the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for an additional 10 business days from the date of such public announcement; and

     (e) the common shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for. The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum of 35 days.

     Waiver and Redemption. The Board may, prior to the Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of common shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of common shares. The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation within 14 days or such later date as may be specified by the Board. With the majority consent of Shareholders or Rights holders at any time prior to the later of a Flip-in Event and the Separation Time, the Board may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 each, provided however that no payment shall be made to any Shareholder if the aggregate amount payable to that Shareholder is less than $10.

     Exemptions for Investment Advisors. Investment advisors (or client accounts) and trust companies (acting in their capacities as trustees and administrators) acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

     Exemptions for Lock-up Agreements. A person is deemed not to be the beneficial owner of common shares if the holder of such common shares has agreed to deposit or tender its common shares pursuant to a “Permitted Lock-up Agreement” to a take-over bid (the “Lock-up Bid”) made by such person. In order for an agreement to constitute a Permitted Lock-up Agreement, certain conditions must be met including, among other things, (i) any break-up fees payable by the tendering Shareholder cannot exceed in the aggregate the greater of the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid and 50% of the amount by which the price or value of the consideration payable under another take-over bid or transaction exceeds the price or value of the consideration that would have been received under the Lock-up Bid and (ii) the terms of such agreement are publicly disclosed (including to the Corporation) and the Permitted Lock-up Agreement permits the tendering Shareholder to withdraw its common shares in order to deposit or tender the common shares to another take-over bid or support another transaction where the price or value offered under such other bid is at least 7% higher than the price or value offered under the Lock-up Bid or the number of common shares to be purchased under another take-over bid or transaction is at least 7% more than the number proposed to be purchased under the Lock-up Bid.

     Supplements and Amendments. The Corporation is authorized to make amendments to the Rights Plan to correct any clerical or typographical error or to maintain the validity of the Rights Plan as a result of changes in law, regulation or rules. Prior to the Meeting, the Corporation is authorized to amend or supplement the Rights Plan as the Board may in good faith deem necessary or desirable. No such amendments have been made to date. The Corporation will issue a press release relating to any significant amendment made to the Rights Plan prior to the Meeting and will advise the Shareholders of any such amendment at the Meeting. Other amendments or supplements to the Rights Plan may be made with the prior approval of Shareholders or Rights holders.

Item 2.     Exhibits.

Exhibit No.	Description
1.	Shareholder Rights Plan Agreement dated as of March 10, 2004 between The Westaim Corporation and Computershare Trust Company of Canada, as Rights Agent, which includes as Schedule A thereto a form of Rights Certificate.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, on this 10th day of May, 2004.

THE WESTAIM CORPORATION
By:	/s/ Douglas H. Murray
	Name:	Douglas H. Murray
	Title:	Assistant Corporate Secretary